Mail Stop 3561

March 27, 2007

Karl W. Miller
Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 907
New York, NY 10004

> **Re:**   **MMC Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 8, 2007**
> **File No. 333-139694**

Dear Mr. Miller:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In this regard, we note that you revised your disclosure under "Our Company" to include a paragraph describing the extensive experience of your executive officers and directors, including a list of the major companies where they have gained their experience. This type of disclosure appears inappropriate for the summary and repeats much of the information fully discussed later in the document. Please revise this section to provide only a brief overview of the offering and a brief summary of your business operations. See Instruction to paragraph 503(a) of Regulation S-B.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Edwin Depke, Esq.
        DLA Piper US LLP
        (212) 335-4501